UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

2015 Ecopetrol's Proven Reserves Reach 1,849 Million Barrels of Oil Equivalent

•	Higher efficiency mitigated lower crude oil prices

•	Cost optimization and increased efficiency were confirmed by certifying firms

•	Good performance of heavy crude oil fields

•	The average reserve life is equivalent to 7.4 years

Ecopetrol (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its proven reserves (1P, according to the international designation) of crude oil, condensate and natural gas owned by the company, including its interest in affiliates and subsidiaries, as of December 31, 2015. The reserves were estimated based on the U.S. Securities and Exchange Commission (SEC) standards and methodology. 99% of them were audited by two well-known specialized independent companies (Ryder Scott Company and DeGolyer and MacNaughton).

Ecopetrol´s Proven net hydrocarbon reserves were 1,849 million barrels of oil equivalent (mmboe) at the close of 2015, an 11% reduction compared with 2,084 mmboe at the end of 2014. The reserve replacement ratio was 6%, and the reserves/production ratio (average life of reserves) was 7.4 years.

The reduction in proved reserves was mainly driven by the plunge of hydrocarbon prices. In 2015, SEC price for Brent was US$55.57 per barrel compared to US$101.80 per barrel in 2014.

Ecopetrol estimates that the price effect implies a decrease of 404 mmboe in reserves during 2015 compared with those from the end of 2014. This decrease was largely offset by the addition of 275 mmboe, attributable to cost optimizations and higher efficiencies achieved by the Company as well as by the addition of 67 mmboe as a result of the new drilling campaigns in Castilla and Rubiales fields, and the positive revisions of some fields like Chichimene, due to good production performance. Another positive effect came from the inclusion of natural gas self-consumption on proved reserves (+47 mmboe).

The highest contributions to the reserve balance were from Castilla and Chichimene fields, both directly operated by Ecopetrol, and from Rubiales field, which will be operated by Ecopetrol as of July 2016.

95% of our proved reserves belong to Ecopetrol S.A., while Hocol, Ecopetrol America and the participation in Equion and Savia Peru contributes with 5%.

Ecopetrol´s proven reserves as of December 31 of 2015

Proved Reserves (1P)	Oil Equivalent (mmboe)
Proved Reserves as of Dec 31 of 2014	2,084
Revisions of previous estimates	-25
Purchases of minerals in place	0
Improved recovery	16
Extensions and discoveries	24
Sales of minerals in place	0
Production	-251
Proved Reserves as of Dec 31 of 2015	1,849

Bogotá D.C., February 29, 2016

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Director of Corporate Finance and Investor Relations (A)

Maria Catalina Escobar Hoyos

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: February 29, 2016